UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 1, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated July 1, 2010, First Financial Holdings, Inc. announced a conference call on Monday, July 26, 2010 at 2:00 p.m. E.D.T. to discuss its Third Quarter financial results.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

Exhibit (99.1). Press release dated July 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: July 1, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announces conference call on Monday, July 26, 2010 to discuss its Third Quarter financial results.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

2440 Mall Drive • Charleston, S.C. 29406
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
THIRD QUARTER EARNINGS CONFERENCE CALL

Charleston, South Carolina (July 1, 2010) -- First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH) announced today that the company will host a conference call for institutional investors and bank analysts on Monday, July 26, 2010 at 2:00 p.m. Eastern Daylight Time to discuss its financial results. The conference call will coincide with the news release announcing fiscal third quarter earnings which will be distributed prior to the market open on Monday, July 26, 2010.

A live webcast of the presentation will be available at www.firstfinancialholdings.com. Additionally, the webcast will be recorded and available until October 31, 2010.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services.   The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

For additional information about First Financial, please visit our website at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.